UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Commission File Number 1-5532-99

Oregon	93-0256820
(State of incorporation	(I.R.S. Employer Identification No.)
or organization)

121 SW Salmon Street
Portland, Oregon	97204
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates: N/A (The securities were issued pursuant to Section 1145 of the United States Bankruptcy Code.)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, without par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of class)

Item 1.	Description of Registrant's Securities to be Registered.

General

On July 2, 1997, Portland General Corporation ("PGC"), the then former parent of Portland General Electric Company ("PGE" or the "Company"), merged with Enron Corp. ("Enron"), with Enron continuing in existence as the surviving corporation and PGE operating as a wholly-owned subsidiary of Enron. Since such date, Enron has held all of the outstanding common stock, $3.75 par value per share ("Old PGE Common Stock") of the Company. Commencing on December 2, 2001 (the “Commencement Date”) and on various dates thereafter, Enron Corp. ("Enron") and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under Chapter 11 of the United States Bankruptcy Code. PGE was not included in the bankruptcy filings, but the Old PGE Common Stock held by Enron was part of the bankruptcy estate. On July 15, 2004, the Bankruptcy Court entered an order confirming the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated January 9, 2004 and as thereafter amended and supplemented from time to time (the “Plan”). The Plan became effective on November 17, 2004 (the "Effective Date").

In accordance with the Plan, on April 3, 2006, the Old Common Stock will be cancelled and 62,500,000 shares of new PGE common stock, without par value (the "Common Stock") will be issued. Initially, at least 30 percent of the new Common Stock will be issued (the "Initial Distribution") to the Debtors' creditors holding allowed claims, and the remainder will be issued to a Disputed Claims Reserve (the "DCR") where it will be held to be released over time to the Debtors' creditors holding allowed claims in accordance with the Plan. As a result of the issuance of the new Common Stock to the Debtors' creditors and the DCR, PGE will no longer be a subsidiary of Enron. PGE is filing this Registration Statement on Form 8-A to register its new Common Stock under Section 12(b) of the Securities Exchange Act of 1934 in connection with the listing of the Common Stock on the New York Stock Exchange.

In connection with the Initial Distribution, the Company has adopted the Third Amended and Restated Bylaws (the "Bylaws") of the Company and on April 3, 2006 the Company will file an Amended and Restated Articles of Incorporation (the "Articles of Incorporation") with the Secretary of State of the State of Oregon. The following description of the Common Stock of the Company and certain provisions of the Company’s Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by reference to the terms of the Articles of Incorporation and the Bylaws, which have been filed as Exhibits 3.1 and 3.2, respectively, to this registration statement and are incorporated by reference into this Item 1.

Pursuant to the Articles of Incorporation, the Company shall have authority to issue up to an aggregate of 80,000,000 shares of Common Stock and 30,000,000 shares of preferred stock, without par value per share (the "Preferred Stock"). The Articles of Incorporation authorizes the Board of Directors of the Company (the "Board of Directors") to provide for the issuance of all or any shares of the Preferred Stock in one or more series and, subject to the terms of the Articles of Incorporation, to fix for each such series the relative rights (including voting rights) and preferences thereof. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that is or that may be issued.

Description of Common Stock

Fully Paid and Nonassessable. All shares of Common Stock issued pursuant to the Plan are fully paid and nonassessable. No personal liability will attach to holders of Common Stock under the laws of the State of Oregon.

Dividends. Except as otherwise provided by law, regulatory restriction or the Articles of Incorporation, and subject to the rights of holders of any outstanding shares of Preferred Stock, holders of Common Stock shall be entitled to receive dividends when and as declared by the Board of Directors out of any funds legally available for the payment of dividends and to share ratably in the Company's net assets in the event of any dissolution, liquidation or winding up of the Company.

Preemptive Rights. Holders of Common Stock do not have any preemptive or other rights to subscribe for, purchase or receive any proportionate or other amount of Common Stock or any securities of the Company convertible into Common Stock of the Company upon the issuance of any Common Stock or any such convertible securities.

Voting and Shareholder Action. Except as otherwise provided by law or the Articles of Incorporation and subject to the rights of holders of any outstanding shares of Preferred Stock, all of the voting power of the shareholders of the Company is vested in the holders of the Common Stock, and each holder of Common Stock has one vote for each share held by such holder on all matters voted upon by the shareholders of the Company. The Articles of Incorporation does not provide for cumulative voting for the election of directors.

Except as required by law, a majority of the shares of stock entitled to be voted at a meeting constitutes a quorum for the transaction of business at a meeting. Each matter, other than the election of directors, is decided by a majority of votes cast. Directors are elected by a plurality of votes cast by the shares entitled to vote in an election at a meeting at which a quorum is present. Special meetings of the shareholders may be called by the Chairman of the Board, the Chief Executive Officer, the President or by the Board of Directors, and shall be called by the President (or in the event of absence, incapacity or refusal of the President, by the Secretary or any other officer) upon the signed written request of the holders of not less than 10 percent (unless the Articles of Incorporation provide otherwise) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Except as otherwise provided by law or in the Articles of Incorporation, and subject to restrictions on the taking of shareholder action without a meeting under applicable law or the rules of a national securities association or exchange, action required or permitted by law to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by shareholders having not less than the minimum number of votes that would be required to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted.

Board of Directors. The number of directors constituting the Board shall be determined from time to time by the vote of a majority of the Board. The Board of Directors is not classified. Subject to the Articles of Incorporation, the Bylaws and applicable law, directors are elected by plurality vote. Directors elected at an annual meeting serve until the next annual meeting and until their successors are elected and qualified. Subject to the rights of holders of any outstanding shares of Preferred Stock, vacancies and newly created directorships may be filled by a majority of directors then in office. Any director may be removed, with or without cause, by the vote of the majority of shares cast at a meeting called expressly for that purpose. If a director is elected by a voting group of shareholders, only those shareholders may participate in the vote to remove a director.

Oregon Control Share and Business Combination Statutes. An Oregon company may provide in its articles of incorporation or bylaws that certain control share and business combination provisions in the Oregon Business Corporation Act do not apply to its shares. The Company has not opted-out of these provisions.

Oregon Control Share Act

The Company is subject to Sections 60.801 through 60.816 of the Oregon Business Corporation Act, known as the "Oregon Control Share Act." The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in the acquiror holding more than 20%, 33-1/3% or 50% of the total voting power of the corporation, cannot vote the shares it acquires in the acquisition. An acquiror is broadly defined to include companies or persons acting as a group to acquire the shares of the Oregon corporation. This restriction does not apply if voting rights are given to the control shares by:

•	a majority of the outstanding voting shares, including shares held by the company's officers and employee directors; and

•	a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the company’s officers and employee directors.

In order to retain the voting rights attached to acquired shares, this vote would be required when an acquiror's holdings exceed 20% of the total voting power, and again at the time the acquiror's holdings exceed 33-1/3% and 50%, respectively.

The acquiror may, but is not required to, submit to the target company an "acquiring person statement" including specific information about the acquiror and its plans for the company. The acquiring person statement may also request that the company call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the Oregon Business Corporation Act and the issuing corporation is a party to the merger or exchange agreement.

Oregon Business Combination Act

The Company is also subject to Sections 60.825 through 60.845 of the Oregon Business Corporation Act, known as the "Oregon Business Combination Act." The Oregon Business Combination Act governs business combinations between Oregon corporations and a person or entity that acquires 15% or more of the outstanding voting stock of the corporation, thereby becoming an "interested shareholder." The Oregon Business Combination Act generally provides that the corporation and the interested shareholder, or any affiliated entity of the interested shareholder, may not engage in business combination transactions for three years following the date the person acquired the shares. Business combination transactions for this purpose include:

•	a merger or plan of exchange;

•

any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock; and

•	transactions that result in the issuance or transfer of capital stock of the corporation to the interested shareholder.

These business combination restrictions do not apply if:

•

the board of directors approves the business combination or the transaction that resulted in the shareholder acquiring the shares before the acquiring shareholder acquires 15% or more of the corporation’s voting stock;

•

as a result of the transaction in which the person acquired the shares, the acquiring shareholder became an interested shareholder and owner of at least 85% of the outstanding voting stock of the corporation, disregarding shares owned by employee directors and shares owned by certain employee benefits plans; or

•

the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation at an annual or special meeting of shareholders, disregarding shares owned by the interested shareholder, approve the business combination after the acquiring shareholder acquires 15% or more of the corporation’s voting stock.

Item 2.	Exhibits.

3.1*	Amended and Restated Articles of Incorporation of Portland General Electric Company to be effective April 3, 2006.

3.2	Third Amended and Restated Bylaws of Portland General Electric Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on March 17, 2006).

4.1*	Specimen Common Stock Certificate of Portland General Electric Company.

*    Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY

By:	/s/ James J. Piro
Name:	James J. Piro
Title:	Executive Vice President, Chief
Financial Officer and Treasurer

Date: March 31, 2006

EXHIBIT INDEX

3.1*	Amended and Restated Articles of Incorporation of Portland General Electric Company to be effective April 3, 2006.

3.2	Third Amended and Restated Bylaws of Portland General Electric Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on March 17, 2006).

4.1*	Specimen Common Stock Certificate of Portland General Electric Company.